

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 19, 2023

Megan Chung
General Counsel
Ouster, Inc.
350 Treat Avenue
San Francisco, CA 94110

> **Re: Ouster, Inc.**
> **Registration Statement on Form S-3**
> **Filed May 11, 2023**
> **File No. 333-271845**

Dear Megan Chung:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Lauren Pierce at (202) 551-3887 or Jeff Kauten at (202) 551-3447 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Drew Capurro